UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Bay Bancorp, Inc.

(Name of Issuer)

Common stock

(Title of Class of Securities)

07203T106

(CUSIP Number)

Bay Bancorp, Inc.

2328 West Joppa Road, Suite 325

Lutherville, MD  21093

(410) 494-2580

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07203T106		13D

1	Names of Reporting Persons Steven D. Hovde

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 07203T106	13D

Item 1.                          Security and Issuer.

This Schedule 13D relates to the Common Stock (“Common Stock”) of Bay Bancorp, Inc. (formerly Carrollton Bancorp) a Maryland corporation, with its principal executive offices located at 2328 West Joppa Road, Suite 325, Lutherville, Maryland 21093 (the “Company” or “Bay Bancorp”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 2.                          Identity and Background.

(a)                                 Steven D. Hovde.

(b)                                 The principal business address of the Reporting Person is:

Hovde Group LLC

1629 Colonial Parkway

Inverness, IL 60067

(c)                                  Steven D. Hovde serves as President and Chief Executive Officer of the Hovde Group LLC and is a member of H Bancorp LLC.

(d)                                 The Reporting Person, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  The Reporting Person, during the last five years, was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   The Reporting Person is a citizen of the United States.

Item 3.                          Source and Amount of Funds or Other Consideration.

This Amendment No. 1 is being filed to report the fact that as of June 27, 2014, the Reporting Person made a contribution in kind of the shares of the Common Stock reported at Item 1 to H Bancorp LLC, a Delaware limited liability company, and ceased to be the beneficial owner of more than five percent of the issued and outstanding Shares of the Issuer.

Item 4.                          Purpose of Transaction.

In connection with obtaining required regulatory approval of the merger of Jefferson Bancorp, Inc. with and into Carrollton Bancorp (now known as Bay Bancorp, Inc.) from the Board of Governors of the Federal Reserve System (the “Federal Reserve”), the Reporting Person and Hovde Acquisition I, LLC, together with Western Acquisition LLC, which indirectly owned substantially all of the stock of Sunwest Bank and is indirectly commonly controlled by the Reporting Person’s brother, Eric D. Hovde, and Mr. Richard J. Perry, Jr., committed to combine and restructure the holding companies that controlled Bay Bank, FSB, Bay Bancorp and Sunwest Bank into a single bank holding company.  On August 16, 2013, H Bancorp LLC (then known as Western Acquisition Partners LLC) filed a combined notification (the “Notification”) pursuant to sections 4(c)(8) and 4(j) of the Bank Holding Company Act of 1956, as amended (12 U.S.C.

CUSIP No. 07203T106	13D

§§ 1843(c)(8) and 1843(j)) with the Federal Reserve relating to the proposed acquisitions of 22.83% of the voting securities of Carrollton Bancorp, Lutherville, Maryland (renamed Bay Bancorp, Inc. effective on November 1, 2013) and 6.84% of the voting securities of another bank holding company.  By letter dated January 23, 2014, The Federal Reserve Bank of Richmond, acting under authority delegated by the Federal Reserve, approved the Notification (the “Approval Letter”).  On June 26, 2014, in order to comply with the Approval Letter, FSPF made the Liquidating Distribution.  In accordance with the Notification and the Approval Letter, the Reporting Person and his brother, Steven D. Hovde, will make a contribution in kind of the Common Stock they received in the Liquidating Distribution to H Bancorp LLC.

This Amendment No. 1 is being filed to report the fact that as of June 27, 2014, the Reporting Person made a contribution in kind of the shares of the Common Stock reported at Item 1 to H Bancorp LLC, a Delaware limited liability company, and ceased to be the beneficial owner of more than five percent of the issued and outstanding Shares of the Issuer.

Except as otherwise disclosed herein, the Reporting Person does not have any plans or proposals that pertain to those matters listed in sub-paragraphs (a) through (j), inclusive, of Item 4 of the General Instructions to the Schedule 13D published by the Securities and Exchange Commission.

Item 5.                          Interest in Securities of the Issuer

(a)         Inapplicable

(b)         Inapplicable

(c)          Inapplicable

(d)         Inapplicable

(e)          June 27, 2014

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Inapplicable

Item 7.                          Material to be Filed as Exhibits

Inapplicable

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 6, 2014

/s/ Steven D. Hovde
Steven D. Hovde